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Boxabl is currently in the **Test the Waters Phase** for **Title IV** investments.

Boxabl

Mass Production Building System









Website | Las Vegas, NV | HOSPITALITY

$1,451,736 reserved

$78.00
Min. Reservation

Equity
Offering Type

RESERVE NOW

This Reg A+ Test the Waters offering is made available through StartEngine Primary, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Boxabl has created a building system that's compatible with scalable factory mass production. Our mission is to significantly lower the cost of homeownership for everyone. Obsessively designed to the highest standards of quality, strength, and sustainability to last for generations.

Overview | Team | Updates [1] | Follow

Reasons to Invest

- Our building modules (currently in the pre-production phase) are easily shippable, factory manufactured, and engineered for endless custom customer with an order of ~$9.2 million.

- We are currently launching a 170,000 square foot factory with the capacity to produce thousands of easily shippable homes and millions in revenue.

- This is one of the only building systems compatible with automobile-style factory mass production, protected by 17+ patent filings and growing. We are ready to disrupt the massive and outdated trillion dollar building construction market.

BOXABL IS CONSIDERING UNDERTAKING AN OFFERING OF SECURITIES UNDER TIER 2 OF REGULATION A. NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT FILED BY THE COMPANY WITH THE SEC HAS BEEN QUALIFIED BY THE SEC. ANY SUCH OFFER MAY BE WITHDRAWN OR REVOKED, WITHOUT OBLIGATION OR COMMITMENT OF ANY KIND, AT ANY TIME BEFORE NOTICE OF ACCEPTANCE GIVEN AFTER THE DATE OF QUALIFICATION. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST. AN OFFERING STATEMENT REGARDING THIS OFFERING HAS BEEN FILED WITH THE SEC. A COPY OF OUR PRELIMINARY OFFERING CIRCULAR MAY BE OBTAINED HERE.

"Our mission is to mass produce upscale, low cost housing on a worldwide scale."

THE PROBLEM

Housing Construction Is Stuck in the Past

Most modern products are mass produced on an assembly line, lowering costs and increasing availability (Source). However, housing is still built by hand, making construction expensive and leading to global housing shortages (Source).

Everything that is high quality and low cost is built by assemblyline process.



Yet the housing industry is still living 100s of years in the past.

*Source



One reason is that we believe factory built housing has a shipping problem.



We are ready to bring housing construction into the modern era.

THE SOLUTION

A Factory for Mass-Produced Housing

We have made it possible to mass produce housing in a factory through shipping and manufacturing innovations. Our room module, the Casita, folds up to a shippable dimension, and upon arrival unfolds and sets up to a complete house in just a few hours. Although it has many use cases, right now our market focus is backyard houses in California.



Rendering of Boxabl. Images are computer generated demo versions.

Now, we are setting up a house factory. We are in the final stages of setting up 170,000 square feet of factory space in Las Vegas for a plant that produces 2,000-4,000 homes per year.


BOXABL
BOXABL

THE MARKET

Demand for Accessory Dwelling Units Is Growing*

Backyard accessory dwelling units (ADU) are increasing in popularity in California and other places due to new laws that streamline the permitting process and allow construction in more places (Source). We have already received interest from customers for Casitas that will far exceed our ability to supply product for the next several years.

In addition, our initial orders from the federal government indicate to us that a large part of our demand could come from the federal government to supply FEMA, the military, HUD and more.

* *Source*


BOXABL

**Rendering of Boxabl. Images are computer generated demo versions.*

The planned Boxabl building system should be able to construct almost any building type, expanding our future total attainable market size in the multi-trillion global building construction market. While most buildings are still built by hand, one at a time, we hope that our building system can change this and bring building construction into the factory.

Global Construction Market - 2019
$12,744.4 Billion

Global Construction Market - 2023 forecasted
$15,482 Billion

---

* *Source*

OUR TRACTION

We Have the Demand and We're Ready for the Factory

Our product has already received enthusiastic demand from potential customers:

- Over $1 billion in potential revenue for "reserved" Casitas by over 40,000 potential customers in less than one year.
- About 10% of these reservations include deposits paid. These customers alone have a potential of $100,000,000+ in revenue.
- We have received 2 purchase orders from ADS, Inc., to deliver 156 homes to the federal government.



BOXABL

2,000+ Paid Deposits ($100M+ in Potential Revenue)

20,000+ Reserved Casitas ($1B+ in Potential Revenue)

In order to meet this demand, we have the following plans:

- Open an initial production facility of ~170,000 sq ft projected to produce 3,000 Casitas annually by 2022, with potential $180,000,000 in revenue, with $134M in cost of goods sold and expenses.
- Partner with Volkswagen Groups Porsche Consulting Inc. for the design and implementation of Boxabl's new factory
- Plan for worldwide expansion using other people's capital via a partner factory model. 100+ individuals and companies indicated interest in opening partner factories in almost every major country.

Our innovative system is protected by 17+ patent filings and growing. All patent filings are owned by Built IP, LLC, which is owned by Paolo Tiramani.



WHAT WE DO

We Build High Quality, Shippable Housing

Our flagship product is called the Casita. It's our smallest room module, 20x20, fitted out as a studio apartment.


Complete right out of the box

**Rendering of Boxabl. Images are computer generated demo versions.*


Customizable To Fit Your Life
Kitchen Box
Family-Size Kitchen • Appliances Included
Island Counter • Room For A Huge Table

**Rendering of Boxabl. Images are computer generated demo versions.*

The Casita is expected to sell for $50,000. . It can be set up in someone's backyard in less than a day. The product is planned to include washer, dryer, fridge, stove, bathroom, kitchen, electric, HVAC and more. Just add your bed or couch and you have a turnkey, ready-to-go home.



Images used in this video are in the pre-production phase, Casita is not currently available on the market.

Our testing indicates the Boxabl Casita should be more durable, energy efficient, higher quality and more upscale than traditional buildings. These are stronger, safer, and more sustainable buildings.

Not your average building

Boxabls built in a precision factory environment from cutting edge materials and are packed with the latest technology. This means your bilding will be stronger, last longer, and be more energy efficient.

 **Bug Resistant**    **Wind Resistant**

 **Water Resistant**    **Mold Resistant**

 **Fire Resistant**



The product doesn't end at the Casita. We have engineered an entire building system where different sized room modules stack and connect to create any building type on the planet.



Rendering of Boxabl. Images are computer generated demo versions.

THE BUSINESS MODEL

Turning Housing into a Factory Product

We plan to mass produce room modules in the factory and then sell them to builders and developers who permit and install them. Right now, we are focused on the Accessory Dwelling Unit market in California, but our innovative design means Boxabl can be used to construct most building types.

HOW WE ARE DIFFERENT

Shipment, Manufacturing, and Customization

None of our factory-built housing competitors appear to have a shipping solution like us, and most are just building houses the old way, with the same materials and methods, but doing it inside a warehouse. We decided to do things differently.

SHIPMENT

Our first innovation was to solve the shipping problem through our foldable building modules. We believe that if you can't ship a product easily and affordably then it doesn't make sense to build it in a factory. This is one reason why modular construction has failed to gain market share and why many buildings are still built one at a time, by hand, in the field.



MANUFACTURING

After we solved the shipping problem, we tackled the building materials and manufacturing processes. Our new design allows for faster production with less components.



Materials will be pre-cut and shaped using computer controlled equipment, and our factory will be upgraded with robot arms and other automation using automobile manufacturing principles. From preparation of the materials all the way to installation of the buildings, we have found opportunity for innovation at every step of the process.

CUSTOMIZATION

We plan to mass produce the same rooms in a few sizes and internal configurations, but they can be combined to create endless building types. While efficient factories thrive on repeatability, we have created a system where we mass produce standardized room modules that stack and connect in the field.



These are architecturally neutral universal building blocks where 90% of the heavy lifting is done by Boxabl. The builder can combine them to create endless combinations of buildings. If the builder chooses, they can add decks, architectural finishings and different roof pitches. The possibilities are endless.

THE VISION

Combating Global Housing Shortages Through Worldwide Expansion

Our plan is to scale worldwide using a "partner factory model." We will take our branding, quality control, intellectual property, custom equipment, custom raw materials, plus more, and share it with partners who will start their own factories around the world.

The partners will bring their capital, labor and local market knowledge to set up and operate our closely monitored factories. The Boxabl mothership in Nevada will continue to develop upgrades to our products and manufacturing processes to share this with our partners on an ongoing basis. Using this partner factory model, we plan to continue expanding our reach.

WE PLAN TO

Mass Produce Houses On A Scale That Will Help To Change The World



OUR LEADERSHIP

Experienced Entrepreneurs Ready to Make a Social Impact

From industrial design and mechanical engineering to entrepreneurship and patent filings, our team's experience is comprehensive in everything it will take to make Boxabl a success. All patent filings are owned by Built IP, LLC, which is owned by Paolo Tiramani.

Our founders Paolo and Galiano are dedicated to the mission of significantly lowering the cost of home ownership for everyone. They have founded several businesses with large exits and have a proven history of successful projects.


BOXABL

WHY INVEST

Isn't It Time We Build Houses the Way We Build Everything Else?

We have a solution to bring building construction into the modern manufacturing era. We have found innovative ways of making it possible to manufacture, ship, and customize factory-made, high-quality housing. With 20,000 preorders and factory plans underway, we are ready to make sustainable, comfortable housing more available and affordable to everyone.

If you want to solve a global problem in a multi-trillion dollar market, then get in on the ground floor today.

BOXABL

is one of the only building system compatible with mass production


Let's solve the world's housing crisis!
BOXABL

THIS WEBPAGE MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Meet Our Team





Paolo Tiramani

Founder & CEO

An industrial designer and mechanical engineer Paolo holds over 150 patent filings which have generated more than $1 billion in retail sales in a variety of industries.



Galiano Tiramani

Founder & Director

Galiano is an entrepreneur who has founded successful startups. Notably a cryptocurrency exchange and ATM network which acts as a custodian for customer funds with an annual trade volume in excess of $10m.





Kyle Denman

Lead Engineer

Kyle is the senior engineer spearheading development of the Boxabl technology. A graduate in Mechanical Engineering from Stoneybrook University he holds over 20 civil engineering and automotive mechanical patents.



Updates

Boxabl waitlist update - Also, WE ARE BUILDING HOUSES!

2 days ago

Hello!

Keep an eye on our social media as the factory comes alive -
https://www.instagram.com/p/CVOJRJsNR_I

We're ecstatic to announce that our Reg A+ Test the Waters (TTW) page is NOW LIVE. If you missed the chance to invest or commit to the waitlist for this offering, you can now reserve shares at startengine.com/boxabl.

FOR WAITLIST COMMITMENTS:

Thank you so much for your interest in our campaign!

Because you joined Boxabl's waitlist during this campaign, once the Reg A+ offering is open to accept investments, you will immediately receive a direct email allowing you to invest in the new offering for the same amount you previously committed. The number of shares you receive will be adjusted to reflect the terms of the new offering.

What is "Testing the Waters (TTW)"?

Before companies begin accepting investments through a live offering, companies can "test the waters." A reservation of securities through TTW is merely an indication of interest in the offering.

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT HAS BEEN QUALIFIED BY THE SEC. ANY SUCH OFFER MAY BE WITHDRAWN OR REVOKED, WITHOUT OBLIGATION OR COMMITMENT OF ANY KIND, AT ANY TIME BEFORE NOTICE OF ACCEPTANCE GIVEN AFTER THE DATE OF QUALIFICATION. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

AN OFFERING STATEMENT REGARDING THIS OFFERING HAS BEEN FILED WITH THE SEC. YOU MAY OBTAIN A COPY OF THE PRELIMINARY OFFERING CIRCULAR THAT IS PART OF THAT OFFERING STATEMENT HERE.

END OF UPDATES





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